

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
John Gorman
Executive Vice President
Health Enhancement Products, Inc.
7740 East Evans Road
Scottsdale, Arizona 85260

      Re: **Health Enhancement Products, Inc.**
               Form 10-K
               Filed April 15, 2011
               File No. 000-30415

Dear Mr. Gorman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Daniel Greenspan for

                     Jeffrey Riedler
                     Assistant Director

cc: John G. Nossiff
        The Nossiff Law Firm LLP
        300 Brickstone SQ., ST 201
        Andover, Massachusetts 01810